

February 24, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust II, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Trust II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 7, 2011**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our comment 1 of our letter dated January 3, 2011. We continue to be unclear regarding your price per retail share disclosure, as such, we reissue the comment. Based on certain disclosures in your filing, it appears that the price per retail share after selling commissions and dealer manager fee will be $9.00. However, based on other disclosures in your filing, these fees will be 10% of the $9.90 purchase price, or $0.99. Please revise your filing to indicate the fees will be $0.69 for selling commissions and $0.30 for dealer manager fees and the price per retail share after these fees will be $8.91. Within your response, please address that the selling commissions and dealer management fees in your management compensation table on page 85 appear to indicate the fees will be $0.69 (i.e. $70,000,000 divided by 101,010,101 shares) for selling commissions

and $0.30 (i.e. $30,000,000 divided by 101,010,101 shares) for dealer manager fee.

2. We have reviewed your December 3, 2010 response to comment 4 of our letter dated November 4, 2010. We are unable to agree with your conclusion that your share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters, including those referenced in prior comment 4. Please advise.

What are the fees that you will pay to the advisor… ?, page 11

3. We note your response to comment 9 of our letter dated January 3, 2011. Please update your disclosure to include the amount of accrued offering expenses as of a more recent date.

4. We note your response to comment 11 of our letter dated January 3, 2011 and the revised disclosure on page 13. We continue to believe that you should clarify that, because the platform fee reduces the NAV for all institutional shares, the deduction of the platform fee from the NAV of the institutional shares reduces the NAV of all institutional shares, including institutional shares issued under the distribution reinvestment plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 125

5. We note the revisions on page 128 to your disclosure regarding FFO, as adjusted. We note that you intend to include acquisition fees and expenses, non-cash restricted stock grant amortization, and impairments in determining FFO. With respect to your defined terms, please revise to provide a more distinct term for FFO, as adjusted, and clarify that you are not using FFO in your use of "FFO, as adjusted."

Prior Performance Summary, page 129

6. We note your response to comment 23 of our letter dated January 3, 2011. For each of ARC Income Properties, LLC and ARC Income Properties II, LLC, please tell us whether the net losses incurred during certain periods were attributable to economic factors and/or your operations. If so, please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake K. Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
   Proskauer Rose LLP
   Via facsimile (212) 969-2900